SCMP GROUP

RECEIVED
2009 MAR 25 A 8:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Direct Line Direct Fax

BY REGISTERED POST

082-03327

4 March 2009

Exemption No. 33-51010

SUPPL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3099
Mail Shop 3-7, Washington D.C. 20549
U.S.A.

[redacted]

Attention: Ms Sandra Folsom

09045660

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

Clarification Announcement

Yours faithfully,
For and on behalf of
SCMP Group Limited

Vera Leung
Legal Counsel and Company Secretary

Enclosure

VL/vc

dlw 3/26

CoSec\GO0708/announcement distribution – Restoration of public float 040309

SCMP Group Limited
SCMP集團有限公司 *
(Incorporated in Bermuda with limited liability)
(Stock Code: 583)

CLARIFICATION ANNOUNCEMENT

Reference is made to the announcement of Kerry Media Limited (the "**Offeror**") dated 27 February 2009 (the "**Offeror Announcement**") in relation to the Offeror's sale (the "**Sale**") of shares of SCMP Group Limited (the "**Company**") and the Company's announcement dated 2 March 2009 regarding restoration of its public float (the "**Company Announcement**"). Terms not otherwise defined herein shall have the same meanings as set out in the Offeror Announcement and the Company Announcement.

Reference is made in particular to the table on page 3 of the Company Announcement (the "**Shareholding Table**"), which sets out the shareholding structure of the Company immediately before the Sale and immediately after the Sale. On 3 March 2009, the Company was informed by the Offeror that it had been informed by BEA that in addition to the 2,194,595 Shares BEA held immediately before completion of the Sale and the 77,194,595 Shares BEA held immediately after completion of the Sale (as disclosed in the Offeror Announcement), BEA is the investment manager of The Bank of East Asia, Limited Employees' Provident Fund (the "**BEA ORSO Scheme**") and as at the date of the Offeror Announcement, The Bank of East Asia (Nominees) Limited ("**BEA Nominees**") held 1,341,710 Shares as a nominee on behalf of the BEA ORSO Scheme. The Offeror was also informed that BEA and BEA Nominees did not have beneficial ownership of these Shares.

Shareholders and potential investors of the Company should note that in addition to BEA's shareholdings as represented in the Shareholding Table, BEA Nominees held 1,341,710 Shares as a nominee on behalf of the BEA ORSO Scheme as at the date of the Offeror Announcement and that BEA and BEA Nominees did not have beneficial ownership of these Shares.

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 3 March 2009

As at the date hereof, the Board comprises:

Non-executive Directors
Dr. David J. Pang (Chairman), Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Mr. Kuok Khoon Ean

Independent Non-executive Directors
The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man

Executive Director
Ms. Kuok Hui Kwong

This announcement is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at http://www.hkexnews.hk and on the website of the Company at http://www.scmpgroup.com under "Investors".

* *for identification purpose only*